U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Holder                          Richard                 H
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   (Last)                            (First)              (Middle)

1501 North Hamilton St.
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                                    (Street)

Richmond                                VA                23230
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


Universal Corporation  UVV
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


6/01
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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                    2,100           D(1)
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Common Stock                                                                                    1,000           D
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                                                                                       Total    3,100
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*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Common Stock        21.50    10/24/94           (2)                                      1,000
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Common Stock        21.625   10/24/95           (2)                                      1,000
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Common Stock        26.875   10/23/96           (2)                                      1,000
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Common Stock        37.875   10/29/97           (2)                                      1,000
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Common Stock        37.125   10/28/98           (2)                                      1,000
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Common Stock        21.8125  10/27/99           (2)                                      1,000
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Common Stock        28.75    10/24/00           (2)                                      1,000
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Deferred Stock Units 1 for 1   (3)      A       280.46377     (3)      (3)   Common Stock 280.46377 (3)   1,032.63131
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Explanation of Responses:
(1) shares were granted for service as a Director. Transfer of shares is prohibited and the shares may be forfeited to the Company unless certain specified conditions are met.
(2) grant to Director of options to buy 1,000 shares of common stock under the Universal Corporation 1994 Stock Option Plan for non-employee directors.
(3)The deferred stock units were acquired under the UC outside directors' deferred income plan on a periodic basis during the fiscal year ended 6/30/01. Each deferred stock unit will be settled in cash based upon a fixed date payout election or upon death, disability or termination of service, or earlier pursuant to the terms of the plan. The range of high and low market prices for the company's common stock on the dates the deferred stock units were credited is $40.55 and $21.6875, respectively.



signature on file, filed electronically                        August 8, 2001
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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